SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2003

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxon Interactive Group Inc.’s 2002 Fourth Quarter and Annual Financial Results	3

Item 2.	Exhibits	11

Signatures		12

Item 1. Press Release Announcing Claxon Interactive Group Inc.’s 2002 Fourth Quarter and Annual
              Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2002 FOURTH QUARTER AND ANNUAL
FINANCIAL RESULTS

Despite tough economic environment, the company consolidates operational turnaround and improves its financial position

Buenos Aires, March 13, 2003 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three and twelve-month periods ended December 31, 2002.

Financial Results

Operating income for the three-month period ended December 31, 2002 was $0.5 million, representing a $12.0 million improvement from an operating loss of $11.5 million for the three month period ended December 31, 2001. Operating loss for the twelve-month period ended December 31, 2002 was $2.3 million representing a $12.8 million improvement from operating loss of $15.1 million for the same period of 2001, primarily attributed to a $44.8 million reduction in operating expenses which offset the $32.0 million decline in net revenues.

Net revenues for the fourth quarter of 2002 were $19.6 million, a 30% decrease from net revenues of $27.9 million for the fourth quarter of 2001. Net revenues for the twelve months ended December 31, 2002 totaled $75.0 million compared to net revenues of $107.0 million for the twelve months ended December 31, 2001, principally attributable to the economic crisis in Argentina and the devaluation of the Argentine peso. Net revenues earned in Argentina for the three months ended December 31, 2002 were 19% of total net revenues compared to 45% for the same period in 2001. For the twelve months ended December 31, 2002, net revenues in Argentina were 21% of total net revenues compared to 46% for the same period in 2001. During the fourth quarter of 2002, the average exchange rate of the Argentine peso as compared to the U.S. dollar decreased 72%, versus the same period in 2001. For the twelve-month period ended December 31, 2002, the average decrease was 68%.

“We have completed a significant year in Claxson’s operational turnaround. Having made major progress in our financial and operational restructuring, we closed the year in a much better position to face future challenges,” said Roberto Vivo, Chairman and CEO, Claxson. “The fourth quarter was the second quarter in a row where we saw operational profits despite the fall in our revenues due to the continuing negative economic environment in the region. Certainly, Claxson is a different company today than what it was twelve months ago, thanks to the commitment and hard work of our management team and employees who have put Claxson in a better financial and operational position.”

Vivo added: “During the fourth quarter we were able to conclude several key transactions including the renegotiation of our 11% Senior Notes and the Chilean syndicate credit facility, the restructuring of our joint venture with Playboy Enterprises and the renegotiating of our contract with DIRECTV™ Latin America. These efforts, together with a significant reduction in our operating expenses year to year, put Claxson in a better cash position to face its future operational needs, financial obligations and fixed asset investments that the industry requires to remain competitive.”

Subscriber-based fees for the three-month period ended December 31, 2002 totaled $7.2 million, representing approximately 37% of total net revenues and a 49% decrease from subscriber-based fees of $14.2 million for the fourth quarter of 2001. The decrease is primarily attributed to the impact of the devaluation of the Argentine currency of $7.0 million and the decreased demand for pay-per-view and premium services in the region. Subscriber-based fees for the twelve months ended December 31, 2002 totaled $31.6 million compared to $60.1 million for the same period of 2001. The decrease attributable to the devaluation of the Argentine currency represents $28.1 million for the twelve-month period.

Advertising revenues for the three-month period ended December 31, 2002 were $9.5 million, representing approximately 48% of Claxson’s total net revenues and a 16% decrease from advertising revenues of $11.3 million for the fourth quarter of 2001. This decrease in advertising revenues was due primarily to a decrease in pay television advertising of $1.4 million as a result of the economic crisis in Argentina. Advertising revenues for the twelve months ended December 31, 2002 totaled $30.5 million compared to $37.9 million for the same period of 2001. This decrease in advertising revenues was due primarily to a $6.0 million decrease in pay television advertising.

Production services revenues for the three-month period ended December 31, 2002 were $1.7 million, which represented a 55% increase over the $1.1 million for the fourth quarter of 2001. This increase was primarily due to increased revenues from the operations of The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility and the services rendered by In Jaus, Claxson’s creative department, to non-affiliated third parties. Production services revenues for the twelve months ended December 31, 2002 totaled $7.1 million compared to $2.5 million for the same period of 2001, primarily due to the first full year of operation of The Kitchen.

Other revenues for the three-month period ended December 31, 2002 were $1.2 million, unchanged from the $1.3 million for the fourth quarter of 2001. Other revenues for the twelve months ended December 31, 2002 totaled $5.8 million compared to $6.4 million for the same period of 2001.

Operating expenses for the three months ended December 31, 2002 were $19.1 million, a decrease of 52% from the $39.4 million in the fourth quarter of 2001, due primarily to the rationalization of programming, the restructuring of the Internet division, management’s continued efforts to rationalize operations, the effect of the Argentine devaluation on the expenses of our Argentine-based subsidiaries, and the discontinuance of the amortization of goodwill and intangible assets in accordance with the Statement of Financial Accounting

Standards No. 142. Operating expenses for the twelve months ended December 31, 2002 totaled $77.3 million compared to $122.1 million for the same twelve months in 2001.

Net income for the three months ended December 31, 2002 was $24.0 million ($1.28 per common share), which includes $6.8 million in foreign exchange gain primarily due to certain U.S. dollar denominated debt held by Claxson’s Argentine subsidiary and a gain of $15.3 million resulting from the completion of the exchange offer and consent solicitation related to the 11% Senior Notes due 2005 of Imagen Satelital S.A. The fourth quarter net income represented an increase of $86.9 million over the $62.9 million net loss for the same three months of 2001.

For the twelve-month period ended December 31, 2002 net loss was $138.4 million, which includes a $74.8 million non-cash impairment charge related to the adoption of Statement of Financial Accounting Standards No. 142, and $61.3 million in foreign exchange losses. Net loss for the twelve months ended December 31, 2001 totaled $84.9 million. Amortization expense for the three months, and twelve months ended December 31, 2001 was $1.4 million, and $8.9 million, respectively.

As of December 31, 2002, Claxson had a balance of cash, cash equivalents and investments of $8.1 million and $92.4 million in debt, which includes $21.6 million in future interest payments as dictated by accounting principles applicable to Claxson’s debt restructuring.

Fourth Quarter Highlights

Debt Renegotiation

On November 8, 2002, Claxson completed the exchange offer and consent solicitation related to the $80.0 million 11% Senior Notes due 2005 of its subsidiary, Imagen Satelital S.A. (Old Notes). The Company received valid tenders from holders representing $74.5 million of the principal amount of Old Notes, which represents 93.1% of the issue. Pursuant to the exchange offer, the Company issued $41.3 million of 8-3/4% Senior Notes due 2010.

In addition, on December 19, 2002, Claxson announced it had completed negotiations with a syndicate of Chilean banks under its Chilean syndicated credit facility (“Syndicated Credit Facility.”) On October 26, 2000, Iberoamerican Radio Holdings Uno Chile S.A. (“Radio Chile”), a Claxson subsidiary, had obtained the Syndicated Credit Facility for a total amount of $35.0 million, denominated in Chilean Pesos.

The amended terms for the Syndicated Credit Facility included (i) modification of financial covenant ratios, (ii) extension of the term of the loan by one year to mature on May 5th 2006 and, as a result, a reduction of the quarterly amortization, and (iii) increase in the interest rate by 25 basis points to the Tasa Activa Bancaria (“TAB” — the local Prime Rate) plus 2.75%. In addition, Claxson will be required to maintain a $1.5 million deposit in a Chilean bank until certain ratios are met, and Chilevisión, Claxson’s broadcast television operation in Chile, will guarantee the Syndicated Credit Facility.

Playboy TV International (PTVI)

On December 26, 2002, Claxson and Playboy Enterprises, Inc. (PEI) (NYSE: PLA, PLAA) announced the completion of a new agreement, which replaced their existing joint venture agreement for Playboy TV International, LLC (PTVI). Under the terms of the new agreement, Claxson was released from future library and programming payments in return for increasing PEI’s equity in the venture’s international networks and television distribution outside of Latin America and Iberia to 100% from 19.9%. Claxson and PEI will retain their existing 81%/19% respective ownership splits in Playboy TV Latin America and Iberia (PTVLA).

PTVI was created in 1999 as a joint venture between an affiliate of the Cisneros Group and PEI, which in 2001 combined with other entities to become Claxson. Claxson owned 80.1% of the venture while PEI owned 19.9% with the option to buy up to 50%. As part of the original agreement, PEI was scheduled to receive from PTVI $100 million primarily in international television programming and trademark payments in exchange for rights to its then existing library. Of the $100 million, $42.5 million had been paid and $57.5 million remained outstanding at the time of completion of the new deal.

In addition, under the new terms, Claxson obtained control over PTVLA’s management and will consolidate its operations into its Pay TV division for financial reporting purposes as of January 1, 2003. PTVLA consists of the Playboy TV, Venus and Hot networks in Latin America, Spain and Portugal. PEI will receive an annual license fee in return for programming and trademark rights.

Nasdaq Delisting

On December 18, 2002, Claxson announced that a Nasdaq Listing Qualifications Panel had denied Claxson’s appeal of an October 8, 2002 Nasdaq Staff Determination to delist Claxson’s Class A Common Stock, par value $.01 per share, from The Nasdaq SmallCap Market. Accordingly, Claxson’s Class A Common Stock was delisted from The Nasdaq SmallCap Market on December 18, 2002 and currently trades on the OTC Bulletin Board under the ticker XSON.OB.

Other Highlights

During the fourth quarter, Claxson renegotiated its contract with direct-to-home satellite television provider DIRECTV™ Latin America, reducing per subscriber rates and translating prices to local currencies, in exchange for a two year extension in the contract’s maturity and the grant of an option to launch a new channel.

Accordingly, Claxson will launch a new pan regional channel called Retro, featuring the best classic movies and television series. Leveraging the success achieved in the Southern Cone by its classic series channel Uniseries, Retro will launch on March 1st throughout Spanish-speaking Latin America and the Caribbean on DIRECTV™ Latin America and on major cable operators in the Southern Cone, to more than five million Latin American subscribers.

Starting January 2003, Claxson decided to implement a new organizational structure for its Pay TV Division to increase its focus on the development of strategic content. A content bouquet was implemented to represent three strategic genres managed as “business units”: Adult (Playboy TV / Venus), Movies (I.Sat, Space and Retro), Music (MuchMusic, HTV); in addition to the stand-alone FTV and Infinito channels.

As a consequence of this strategic restructuring, Affiliate Sales was relocated under a newly-created joint sales department overseeing both Affiliate and Advertising Sales. Due to this new structure, Mariano Varela, formerly SVP Advertising Sales and Marketing was promoted to SVP Sales and Marketing, and Elisabet Blanco, formerly EVP Affiliate Sales, left the company. Varela will be responsible for all of Claxson’s affiliate and advertising sales efforts, as well as Claxson’s Corporate Marketing department, and as such will develop and implement strategic sales strategies geared to synchronize and coordinate sales plans on both fronts and efficiently achieve maximum synergy.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

     Contacts:

Press Alfredo Richard SVP, Communications Claxson 305-894-3588	Investors Jose Antonio Ituarte Chief Financial Officer Claxson 011-5411-4339-3700

— Financial Tables Attached —

CLAXSON

CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	December 31,	December 31,
	2002	2001

ASSETS

CURRENT ASSETS:
Cash, cash equivalents and investments	$8,072	$15,211
Restricted investments	750	—
Accounts receivable, net	32,807	36,632
Other current assets	8,617	8,933

Total current assets	50,246	60,776
RESTRICTED INVESTMENTS	750	—
PROPERTY AND EQUIPMENT, net	18,573	31,837
PROGRAMMING RIGHTS, net	5,554	10,991
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1,025	4,591
INVESTMENTS IN DEBT AND EQUITY SECURITIES	448	8,290
GOODWILL, net	51,837	133,413
BROADCAST LICENSES	18,065	22,958
OTHER ASSETS, net	4,057	6,310

TOTAL ASSETS	$150,555	$279,166

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$39,568	$45,761
Current portion of programming rights obligations	9,899	9,746
8.75% Senior Notes Due 2010, including interests	1,396	—
11% Senior Notes Due 2005, including accrued interests	6,247	81,012
Current portion of long-term debt	7,156	11,071

Total current liabilities	64,266	147,590
LONG-TERM DEBT	16,029	22,335
8.75% SENIOR NOTES DUE 2010, including interests	61,576	—
OTHER LONG-TERM LIABILITIES	4,325	6,488
MINORITY INTEREST	1,164	—
SHAREHOLDERS’ EQUITY	3,195	102,753

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$150,555	$279,166

CLAXSON

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated		Consolidated

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,

	2002	2001	2002	2001

NET REVENUES:
Subscriber-based fees	$7,191	$14,207	$31,566	$60,128
Advertising	9,496	11,339	30,547	37,928
Production services	1,659	1,100	7,081	2,516
Other	1,204	1,290	5,766	6,444

Total net revenues	19,550	27,936	74,960	107,016

OPERATING EXPENSES:
Product, content and technology	8,668	13,064	34,710	42,863
Marketing and sales	3,781	6,952	13,090	21,449
Corporate and administration	4,262	7,584	17,164	25,615
Depreciation and amortization	2,368	10,003	12,304	27,296
Merger, restructuring and severance expenses	—	1,840	—	4,868

Total operating expenses	19,079	39,443	77,268	122,091

OPERATING INCOME (LOSS)	471	(11,507)	(2,308)	(15,075)

INTEREST EXPENSE	(2,481)	(2,483)	(12,422)	(13,062)

OTHER INCOME (EXPENSE), NET	3,063	(3,973)	3,709	(4,090)

FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	6,825	(29,565)	(61,349)	(29,565)

GAIN ON DEBT RESTRUCTURING	15,274	—	15,274	—

NET GAIN (LOSS) FROM UNCONSOLIDATED AFFILIATES	550	(14,483)	(6,746)	(19,097)

BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES	249	(958)	134	(4,124)

MINORITY INTEREST	4	36	68	127

CHANGE IN ACCOUNTING PRINCIPLES	—	—	(74,789)	—

NET INCOME (LOSS)	$23,955	$(62,933)	$(138,429)	$(84,886)

NET INCOME (LOSS) PER COMMON SHARE (Basic and diluted)	$1.28	$(3.39)	$(7.41)	$(4.58)

NET INCOME (LOSS) PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$1.28	$(3.39)	$(3.41)	$(4.58)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,678	18,539	18,678	18,539

CLAXSON

CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate	Total

For the Three Months Ended December 31, 2002:
NET REVENUES	$10,807	$8,723	$20	$—	$19,550

OPERATING INCOME (LOSS)	$1,374	$920	$(882)	$(941)	$471

For the Three Months December 31, 2001:
NET REVENUES	$18,723	$8,462	$751	$—	$27,936

OPERATING INCOME (LOSS)	$(3,678)	$(1,902)	$(4,807)	$(1,120)	$(11,507)

For the Twelve Months Ended December 31, 2002:
NET REVENUES	$46,192	$28,578	$190	$—	$74,960

OPERATING INCOME (LOSS)	$9,303	$(1,152)	$(7,684)	$(2,775)	$(2,308)

For the Twelve Months Ended December 31, 2001:
NET REVENUES	$77,332	$28,933	$751	$—	$107,016

OPERATING INCOME (LOSS)	$(3,293)	$(2,060)	$(4,807)	$(4,915)	$(15,075)

Item 2. Exhibits

     The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: March 14, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer